UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: April 4, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Ahmad Reza ---------------------------------------------------- (Signature) Ahmad Reza SVP Corporate Comm & Investor Relations

Number	:	Tel.12/UM 000/DCI-M0000000/2024

Jakarta,	04 April 2024

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Information about The Appointment of Company Perseroan PT Telekomunikasi Indonesia (Persero) Tbk Corporate Secretary

To whom it may concern,

In compliance with Indonesian Financial Service Authority (Otoritas Jasa Keuangan) (“OJK”) Article 10 Paragraph (1) Regulation No: 35 /POJK.04/2014 (“POJK 35/2014”) concerning Corporate Secretary of the Issuer or Public Company, regarding the obligation for Issuer or Public Company to convey to OJK about Corporate Secretary Dismissal and Appointment. We hereby convey about the Dismissal Corporate Secretary and Appointment of Interim Corporate Secretary of Perusahaan Perseroan PT Telekomunikasi Indonesia (Persero) Tbk (“Perseroan”), as follow:

Former Corporate Secretary	:	Mr. R. Achmad Faisal
Interim Corporate Secretary	:	Mr. Andri Herawan Sasongko

In accordance with the provision of the Article 4 Paragraph (2) POJK 15/2014, This temporary appointment purpose is to fill the vacancy of Corporate Secretary position. This decision is valid from 2 April, 2024 until the further decision from Perseroan.

Thank you for your attention.

Yours faithfully,

/s/ Ahmad Reza

Ahmad Reza

SVP Corporate Comm & Investor Relations